July 23, 2021

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Ladies and Gentlemen:

We have read Item 4.01 included in the Form 8-K of Greenpro Capital Corp. dated July 23, 2021 to be filed with the Securities and Exchange Commission. We agree with the statements contained in the paragraphs concerning our Firm in such Form 8-K; we are not in a position to agree or disagree with other statements of Greenpro Capital Corp. contained therein.

/s/ JLKZ CPA LLP
JLKZ CPA LLP